Item 77 M:  Mergers

On June 20, 2002 the Board of Trustees of the Lord Abbett Investment Trust, approved an Agreement and Plan of Reorganization (the "Plan"), under which its Lord Abbett High Yield Fund would in a tax-free transaction receive all of the assets and assume all of the liabilities of the Lord Abbett Securities Trust - World Bond-Debenture Series ("World Bond-Debenture Fund") in exchange for an equal aggregate value of each class of shares of beneficial interest of the Lord Abbett Investment Trust - Lord Abbett High Yield Fund ("High Yield Fund"). On October 10, 2002, shareholders of the World Bond-Debenture Fund also approved the Plan. On October 15, 2002 the reorganization was consummated and the World Bond-Debenture Fund was subsequently terminated.